SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Intercept Pharmaceuticals, Inc.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))
Options to Purchase Common Stock, par value $0.001 per share
(Title of Class of Securities)
45845P108
(CUSIP Number of Class of Securities)
Mary J. Grendell
Deputy General Counsel and Corporate Secretary
Intercept Pharmaceuticals, Inc.
10 Hudson Yards, 37th Floor
New York, NY 10001
(646) 747-1000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)
CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
N/A	N/A

*
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached is a communication (the “Employee Communication”) sent by Intercept Pharmaceuticals, Inc., a Delaware corporation (the “Company”), on July 19, 2021 to Company employees regarding the Company’s upcoming stock option exchange program, which will permit certain employees to voluntarily exchange certain eligible stock options owned by them for a lesser number of new stock options with an exercise price equal to the closing trading price of the Company’s common stock on the date of their grant (the “Stock Option Exchange Program”).
The Employee Communication is for informational purposes only and is neither an offer to exchange nor a solicitation of an offer to exchange any of the Company’s securities. The Stock Option Exchange Program has not yet commenced. The offer to exchange and the solicitation of securities eligible to be exchanged will be made only pursuant to the Offer to Exchange and other related materials, which are expected to be made available to all eligible option holders shortly after commencement of the exchange offer, at no expense to option holders, through an option exchange portal.  Option holders should read those materials and the documents referenced therein carefully when they become available because they will contain important information, including the various terms and conditions of the Stock Option Exchange Program.  The Company will file a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the U.S. Securities and Exchange Commission (the “SEC”).  The Tender Offer Statement, including the Offer to Exchange and other related materials, will also be available to option holders, at no charge, on the SEC’s website at www.sec.gov.  Option holders are urged to read those materials carefully prior to making any decisions with respect to the Stock Option Exchange Program.

Item 12. Exhibits.

Exhibit No.	Document

99.1	Employee Communication sent on July 19, 2021